FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT TO THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 26, 2019

1.         DATE, TIME AND PLACE: on June 26, 2019, at 05:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to article 9 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, represented by Power of Attorney by Mr. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: Analysis and discussion about a strategical transaction of the Company.

5.         RESOLUTIONS: Following the opening of the meeting, the members of the Board of Directors examined the item on the Agenda and took the following resolution:

5.1       Analysis and discussion about a strategical transaction of the Company: Initially, pursuant to the material made available to them, Messrs. Carlos Mario Giraldo Moreno, José Gabriel Loaiza Herrera and Manfred Heinrich Gartz declared that they will abstain to any vote which may happen in the present meeting, because they understand that might be conflict of interests since they are part of Éxito´s Executive Board.

Immediately thereafter, the independent members of the Company´s Board of Directors, Messrs. Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves and Luiz Nelson Guedes de Carvalho declared that they understand they are not in a position of conflict of interest to voting with regards to the transaction object of analysis in this meeting.

Finally, Messrs. Ronaldo Iabrudi dos Santos Pereira, Arnaud Daniel Charles Walter Joachim Strasser and Jean-Charles Henri Naouri, represented by Power of Attorney by Mr. Arnaud Daniel Charles Walter Joachim Strasser, declared that they understand that they are not in a position of conflict of interest to voting with regards to the transaction object of analysis in this meeting.

Right after, a presentation was made to the present Members of the Board of Directors about the Europe Project, which foresees a reorganization involving the following steps: (i) the launch of an all-cash tender offer by GPA to acquire up to all of the shares of Almacenes Éxito S.A., a publicly-held company located in Colombia (“Éxito”); (ii) the acquisition by Casino of all the controlling shares issued by GPA currently held indirectly by Éxito for a fair price; and (iii) the migration of GPA to Novo Mercado, trading segment with the highest level of corporate governance of B3, with the conversion of all the preferred shares issued by GPA in common shares at a 1:1 ratio. With regards to the potential credit lines that would be necessary for the concretization of the item (i) of the reorganization object of analysis in this meeting, it was informed to the Members of the Board that the prospective scenario is positive.

Next, in order to possibly to move forward with the transaction, based on the Company´s Related Parties Transaction Policy, it was proposed to the Members of the Board of Directors who were present and not declared in conflict for voting to decide about the formation of a special independent committee deciding pursuant to CVM Opinion nº 35 (“Special Committee”), compounded by 3 (three) independent members, named: (i) Eleazar de Carvalho Filho; (ii) Luiz Augusto de Castro Neves; and (iii) Luiz Nelson Guedes de Carvalho, to examine the mentioned transaction, including the price to be offered for the shares of Éxito, counting, for that, with legal and financial consulting, with an initial indication of the Executive Board that the fair price per share of Éxito to be considered could be in the range of 16,000 to 18,000 Colombian pesos (representing on this date between R$ 19.31 and R$ 21.72).

Finally, the members of the Board of Directors present and declared not in conflict, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, represented by Power of Attorney by Mr. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves and Luiz Nelson Guedes de Carvalho decided unanimously and without reservations: (i) support such transaction since believing it will bring benefits to GPA, with the simplification of the Latin American structure and a significant improvement in governance and enables GPA to considerably increase its base of potential investors; and (ii) approve the formation of the mentioned Special Committee, which shall start its work immediately.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, June 26, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 27, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.